Exhibit 99.1

Exhibit 99.1

2011 2nd Quarter

Consolidated Operating Result

July 22nd, 2011

POSCO · Subsidiaries Growth Direction

Consolidated Operating Performance

POSCO · Subsidiaries Operating Performance

2011 Business Environment Outlook

Growth of POSCO Group

Consolidated Asset Grew by 3.4x, Revenue by 3.5x within Past Decade

Asset

Revenue

KRW 69.4tn

KRW 47.9tn

20.1 2000

2010

13.8 2000

2010

Up 111

Rank 161

272

2009

2010

Introduction of POSCO Consolidated Group (Total 202 Companies)

Steel & Steel related (143 companies)

Non-Steel (59 companies)

Steel (77)

Steel Support (23)

Trading (37)

Material (6)

E&C (42)

Energy (8)

ICT (6)

Chemical (3)

3 / 42

Steel Focused Value Chain

"Core Business Focused Value Chain" Established

1 Create Synergies through Group Business Opportunities & Cross Marketing

Raw material → Manufacturing → Sales/ Services

Steel / Steel Support (Material)

- **DAEWOO INTERNATIONAL** (Raw material)
  - Steel-related resource development, global raw mat'l sourcing
- **POSCO M-TECH** (Raw material)
  - Supply alloy, nonferrous mat'l
- **POSCO C&C** (Manufacturing)
  - Galvanized sheet (Zn, Al) prod'n/sales
- **POSCO M-TECH** (Manufacturing)
  - Product packaging / set packaging facilities
- **DAEWOO INTERNATIONAL** (Sales/ Services)
  - Steel product sales

E&C

- **POSCO E&C**
  - Manage steel mill & other facility construction

Energy

- **POSCO power**
  - Supply electrical power / power plant construction

ICT

- **posco ict**
  - IT system, process line control, process automation

Che-mical

- **POSCO CHEMTECH**
  - Production & supply of by-material (quicklime, refractory, etc.)

2 Maximize Synergies

Promote / Expand own business

- **POSCO E&C**
  - Plant, development, rail
- **DAEWOO INTERNATIONAL**
  - Resource development / business expansion
- **POSCO power**
  - Global IPP, new recycle energy
- **posco ict**
  - Transportation, construction IT, nuclear power control
- **POSCO CHEMTECH**
  - Coke business, carbon material
- **POSCO M-TECH**
  - Alloy, nonferrous mat'l

4

Create Value through Cooperation

Subsidiaries to Play Key Role in Indonesia Project

Construction

POSCO

Indonesia Steel Mill Site
(1st Stage, Total 3Mt/yr)



Integrated Mill
Power Plant

POSCO power



- Construct 200MW Steam Power Plant
- Supply at 93% of local energy provider price

POSCO CHEMTECH



- Refractory EPC control, quicklime facility construction
- By-chemical product treatment facility

POSCO E&C



- Steel plant EPC control
  - BF, Sintering, Steelmaking, etc

POSCO ICT



- EIC engineering & IT system integration
- Local office opened (Jul.'11)
  - Automation / IT outsourcing

Operation

POSCO M-TECH

- Supply deoxidizer (9Kt/yr)
- Establishment of local Al deoxidizing plant ('11.3Q)

DAEWOO INTERNATIONAL

- Support export & domestic sales
- Promote local resource development

POSCO CHEMTECH

- Supply refractory (113Kt/yr)
- Supply quick lime (269Kt/yr)
- Coke by-product treatment (55Kt/yr)

5

POSCO · Subsidiaries Growth Direction

Consolidated Operating Performance

POSCO · Subsidiaries Operating Performance

2011 Business Environment Outlook

Operating Performance

Revenue over KRW 17tn, op margin reached 10% as steel sector improves

Revenue

Operating Income

Net Income

(in billion KRW)

17,047 16,251

10,788

2010.2Q 2011.1Q 2011.2Q

Op. margin

1,966

1,746

18.2% 1,356

10.2% 8.3%

2010.2Q 2011.1Q 2011.2Q

Profit margin

1,372 1,119 1,093

10.4% 8.0% 6.7%

2010.2Q 2011.1Q 2011.2Q

Revenue Operating Income Net Income

(in billion KRW)

‘10.2Q ‘11.1Q ‘11.2Q ‘10.2Q ‘11.1Q ‘11.2Q ‘10.2Q ‘11.1Q ‘11.2Q

Steel · Support 11,332 13,449 14,478 1,970 1,102 1,637 1,210 1,070 1,382

E&C 2,108 1,721 1,902 98 96 59 65 62 38

ICT 213 219 245 10 5 6 9 3 7

Energy 185 342 450 17 32 29 56 24 3

Trade 1,137 6,904 7,043 12 89 56 7 27 56

Chem · Mat’l 172 294 402 13 23 35 7 16 28

Sales by sector: includes inter-company transactions

Financial Structure

Asset size increased due to steel and growth investments

Assets

Liabilities

Equity

(in billion won)

74,519 71,150

57,803

2010.2Q 2011.1Q 2011.2Q

34,525 32,204 22,593

2010.2Q 2011.1Q 2011.2Q

39,994 38,946 35,210

2010.2Q 2011.1Q 2011.2Q

(in billion won) Assets Liabilities Equity

‘10.2Q ‘11.1Q ‘11.2Q ‘10.2Q ‘11.1Q ‘11.2Q ‘10.2Q ‘11.1Q ‘11.2Q

Steel · Support 56,919 62,859 65,684 17,767 20,788 22,056 39,153 42,071 43,628

E&C 6,192 6,927 7,343 3,940 4,000 4,389 2,251 2,928 2,955

ICT 620 683 670 388 441 423 232 242 247

Energy 2,339 2,792 2,799 1,784 2,112 2,120 555 679 679

Trade 1,789 10,431 10,934 1,228 8,298 8,716 561 2,133 2,218

Chem·Mat’l 523 766 1,196 235 416 644 288 350 552

Sales by sector: includes inter-company transactions

Key Financial Ratios

Profitability improved · sound financials maintained

Return on Equity

Liability to Equity

12.9% 11.3% 13.9%

82.7% 86.3%

64.2%

Net Income

(in billion KRW)

1,372 1,119

1,093

2010.2Q 2011.1Q 2011.2Q

Liabilities

Equity

(in trillion KRW)

34.5

32.2

22.6

38.9 39.9

35.2

2010.2Q 2011.1Q 2011.2Q

Summarized Income Statement

(in billion won)

2010.2Q 2011.1Q 2011.2Q QoQ(%)

Revenue 10,788 16,251 17,047 4.9

Gross Income 2,527 2,172 2,671 23.0

(Gross Margin) (23.4%) (13.4%) (15.7%)

CG & A 562 869 874 0.6

Other Operating Income 1 54 51

Operating Income 1,966 1,356 1,746 28.8

(Operating Margin) (18.2%) (8.3%) (10.2%)

Equity Method Gains 30 21 35 -

Finance Item Gains 544 101 44 56.4

FX related Gains 497 209 199 4.8

Net Income 1,119 1,093 1,372 25.5

(Profit Margin) (10.4%) (6.7%) (8.0%)

Summarized Statement of Financial Position

(in billion won)

2010.2Q 2011.1Q 2011.2Q QoQ (%)

Current Assets 25,084 28,719 31,649 10.2

Cash Equivalents 10,680 6,925 7,973 15.1

Notes Receivable 6,379 10,001 10,947 9.5

Inventory 7,147 10,398 11,454 10.2

Long-term Assets 32,719 42,431 42,869 1.0

Other Financial Assets 4,902 6,266 6,022 3.9

Fixed Assets 23,772 25,694 26,555 3.4

Total Assets 57,803 71,150 74,518 4.7

Liabilities 22,593 32,204 34,525 7.2

Current Liabilities 13,095 18,261 19,415 6.3

Long-term Liabilities 9,498 13,943 15,110 8.4

(Interest-bearing debt) 14,870 21,960 23,813 8.4

Equity 35,210 38,946 39,993 2.7

Total Liabilities & Equity 57,803 71,150 74,518 4.7

* Cash equivalents: cash & cash equivalents, other short-term financial assets

POSCO · Subsidiaries Growth Direction

Consolidated Operating Performance

POSCO · Subsidiaries Operating Performance

2011 Business Environment Outlook

POSCO · Subsidiaries Operating Performance

POSCO

POSCO E&C

DAEWOO INTERNATIONAL

POSCO POWER

POSCO ICT

POSCO CHEMTECH

POSCO C& C

POSCO M-TECH

Operating Performance

Op. income of KRW 1tn recovered due to increased sales and product price

Revenue & Operating Income

(in billion KRW)

7,933

9,112

10,032

1,798

Op. Margin

22.7%

921

1,496

10.1%

14.9%

10.2Q ‘11.1Q ‘11.2Q

Crude Steel Prod’n & F/P Sales

(in thousand ton)

Export ratio

8,363

8,940

9,283

7,831

8,195

8,657

33.4%

35.7%

33.6%

‘10.2Q ‘11.1Q ‘11.2Q

F/P Inventory 593 886 898

(in thousand KRW/ton)

Avg. Sales Price ‘10.2Q ‘11.1Q ‘11.2Q

- Carbon steel : 870 942 1,011

- STS : 2,964 3,214 3,120

1H Cost Savings: KRW 695.3bn (‘11 target KRW 1tn)

- Raw Mat’l (444.1bn) : blending, yield rate improved - Maintenance (69.2bn) : improved facility, mat’l localized - Energy (57bn): by-gas diffusion reduction

Financial Structure

(in trillion KRW)

Liability to Equity

37.6%

36.6%

33.6%

Liabilities

Equity

13.3

36.4

34.5

14.1

37.4

‘10.2Q ‘11.1Q ‘11.2Q

Debt 7.8 9.5 10.4

FINEX Status & Strategy

Business Focus

1. Direction : solidify global technology leadership through core technology development
2. Initiatives : construct world's first 2Mt No.3 FINEX after commercialization 1.5Mt FINEX plant
3. Benefits : set global standard of innovative new iron-making technology & enhance product mix

FINEX Overview

- **Innovative technology with economic / environment advantage over conventional BF**
  - Investment reduced by 15% : sintering, coking process elimination
  - Operating cost reduced by 15% : use of low price raw material
  - Significant decrease in pollutant emission : dust, SOx, NOx

R&D Began	No.1 FINEX (0.6Mt/y)	No.2 FINEX (1.5Mt/y)
Technology Development	Technology Commercialization	Commercialized Plant Initiation
'92	'03	'07



B.F.
Fine Ore
Coking coal
Sinter Plant
Coke Oven
Sinter
Coke
B.F.
Molten iron
Finex
Non-coking Coal
Fine Ore
Lamp Coal
Coal Briquette
HCI
F.B Reactors
Melter Gasifier
Molten iron

2Mt FINEX Con-struction

- **Scale up of FINEX & increased hot metal production**
  - New facility with 33% increase in capacity 4 years after commercialization (Jun. '11~ Jun.'13)
  - Substitute inefficient/small facilities (foundry, No.1 STS making) with new large-scale iron-making plant
  - Facility optimization through increased capacity : Hot metal use for STS400s, New No.4 Wire Rod Plant

Lead global standard of iron-making technology through expansion, efficiency upgrade

15

Strengthen STS Competitiveness

Business Focus

1. Direction: expand into global market with solid cost competency & advanced product mix 2. Initiatives: STS raw mat’l investment & increase CR ratio in strategic region (S.E.A/Turkey, etc.) 3. Benefits: solidified global leadership with improved profitability

SNNC Expansion

(under review, operation ‘14~)

Ni Refinment Capacity Expansion

• Ni supply : 30Kt/yr 54Kt/yr

IMFA Fe-Cr JV

(scheduled in Sept.’11)

24% Stake in New Fe-Cr EAF

• Additional Cr supply : 21Kt/yr

Integrated Raw

Downstream Mill Mat’l

< RM Self Sufficiency Rate>

< CR Product Ratio >

50%

19%

51%

83%

‘10 2020

‘10 2020

[Graphic Appears Here]

Turkey CR Mill

(Apr. ‘13)

200Kt/yr CR Mill Construction

• Expect high margin due to supply shortage

• Market penetration in Eastern Europe/

Mid-East/ CIS

Zhangjiagang STS Expansion (Jun. ‘11)

New Dephosporizator, CR expansion

• Crude Steel : 800 1,000Kt/yr

• CR Ratio : 60 84% *inc. STS Qingdao

Thainox Acquisition

(Jul. ‘11)

240Kton CR Mill acquisition

• Captive customer for Pohang STS HR

• Enhance mkt leadership in S.E.A

POSCO · Subsidiaries Operating Performance

POSCO

POSCO E&C

DAEWOO INTERNATIONAL

POSCO POWER

POSCO ICT

POSCO CHEMTECH

POSCO C&C

POSCO M-TECH

Operating Performance

Operating income declined due to cost hike, despite increase in new orders

Revenue & Operating Income

(in billion won)

Op.

Margin

1,701.1

1,363.4

1,272.7

64.1

81.5

45.9

6.4% 3.4% 3.8%

‘10.2Q ‘11.1Q ‘11.2Q

Sales by Sector ‘10.2Q ‘11.1Q ‘11.2Q

- Civil/Building 697.5 636.2 698.3

- Plant 1,003.6 636.5 665.1

(Overseas) (8.7) (27.3) (27.4)

COGS by Biz. ‘10.2Q ‘11.1Q ‘11.2Q

- Civil/Construction 88.8 87.2 88.5

- Plant 92.6 90.0 88.0

(in billion won,%)

(in billon won)

New Orders

Overseas Portion

40.4% 6.8%

46.8%

Civil/ Cons.

Plant

3,200.2

52%

48%

1,614.2

33% 67%

3,691.0 27%

73%

‘10.2Q ‘11.1Q ‘11.2Q

Backlogs 20.0 24.8 KRW 25.3tn

Financial Structure

(in trillion won)

Liability to Equity

165.8%

122.3% 135.0%

Liability

Equity

3.2

1.9

3.1

2.5

3.4

2.6

‘10.2Q ‘11.1Q ‘11.2Q

18 / 41

Enforcement of 3 Core Business

Business Focus

1. Direction : driving 3 core (Steel, Development, Rail) & 5 focus businesses

2. Initiatives : secure orders in core business (Brazil CSP, Malaysia Ampang Rail, etc.) 3. Benefits : become top-tier E&C company through strengthened M/S and core competency

Expand orders in 3 core sector with support from captive demand

Orders from 3 Core Business

(in trillion won)

CAGR +18%

3.6

5.5

3.6

6.0

7.0

3.5

1H result

2007 2008 2009 2010 2011 target

POSCO Indonesia PJT (Jun) : KRW 390bn Pohang 3 FINEX (Jun) : KRW 390bn Songdo Housing (Jun) : KRW 520bn

Brazil CSP Steel Plant (Exp. Sept) : KRW 4.1tn

Malaysia Ampang Rail (Exp. Dec) : KRW 400bn

Strengthened Competency for

Order Procurement as one of Korean Top 5 E&C Companies

Order Comparison by Competitor

Yeear ‘06 ‘08 ‘10 ‘11 (f)

Rank* 7th 6th 6th 4th

POSCO E&C 5.2 10.0 11.3 KRW14.2tn

Top 5 Avg. 7.9 12.0 12.5 KRW14.3tn

* Source : Construction Association of Korea *Order Amount : Total Orders

POSCO · Subsidiaries Operating Performance

POSCO POSCO E&C

DAEWOO INTERNATIONAL

POSCO POWER

POSCO ICT

POSCO CHEMTECH

POSCO C&C

POSCO M-TECH

Operating Performance

Revenue grew due to strong export · trilateral trade in steel & metal sector

Revenue & Operating Income

(in billion won)

Op. Margin

4,219.4

4,466.1

4,625.7

63.9

49.0

39.4 1.4% 1.2% 0.9%

‘10.2Q ‘11.1Q ‘11.2Q

Revenue Type ‘10.2Q ‘11.1Q ‘11.2Q

- Export 1,972.9 2,245.6 2,161.0

- Trilateral trade 2,014.4 1,979.3 2,202.9 -

Domestic, etc 232.1 241.2 261.8

(in billion won)

Revenue by Product

(in billion won)

Steel

Steel Raw Material

/ Metal/ Non-Ferrous

Chemical / Oil

Others

‘10.2Q ‘11.1Q ‘11.2Q

1,015.8

1,143.4

1,266.9

1,465.7

1,558.2

1,764.4

911.1

956.7

893.5

826.8

807.8

700.9

Financial Structure

(in trillion won)

Liability to Equity

Liability

Equity

412% 404% 363%

5.88 5.57 4.78

1.38 1.43 1.31

‘10.2Q ‘11.1Q ‘11.2Q

21 / 41

Creating Group Synergy

Business Focus

1. Direction : early realization of synergy within POSCO group on the basis of the PMI result
2. Initiatives : 45 Overseas PJT / 3 E&P PJT in progress
3. Benefits : quantitative synergy estimated at KRW 1.1tn from key cooperative fields

In 3 Major Cooperation Fields
Long-term Synergy KRW 1.1 tn

+240 billion

1. Steel Overseas Sales : increase advanced mat' / long distance exports



- Expand exports for POSCO steel product
- Market development / sales of advanced material (Ti, Mg,etc.)
- Utilize Daewoo Int'l' global network for group as a whole

+560 billion

2. Overseas Project : build cooperative system and promote joint contract



- Overseas sales agency of EPC company
- Place orders for large-scale /complex PJT & deal structuring
  : Urban development, package deal, large-size IPP, etc

+270 billion

3. Resource Development : joint investment and information sharing



- Expansion of exploration & development for energy / mineral
  : Invest in small-sized mineral mines in Africa and Americas
  : Rare metal (manganese/chromium/ rare-earth), uranium

22

POSCO · Subsidiaries Operating Performance

POSCO

POSCO E&C

DAEWOO INTERNATIONAL

POSCO POWER

POSCO ICT

POSCO CHEMTECH

POSCO C&C

POSCO M-TECH

Operating Performance

Revenue increased as Incheon CCGT Unit 5 and 6 start operation

Revenue and Operating Income

(in billion won)

Op. Margin

341.2 446.8

184.2

34.4 32.5

16.4

10.1% 7.3% 8.9%

‘10.2Q ‘11.1Q ‘11.2Q

Initiate Incheon CCGT Unit 5 and 6

- Total capacity of 2,949MW in Incheon CCGT 1 ~ 6

* 15.6% of the Seoul metropolitan area’s power capacity

Drop in op. margin due to LNG price hike

- LNG price reflects SMP (System Marginal Price) with one month time difference

Sales Volume

(GWh)

2,913

2,370

945

‘10.2Q ‘11.1Q ‘11.2Q

Plant Capacity

(MW)

3,220

2,646 1,800

‘10.2Q ‘11.1Q ‘11.2Q

Completion of Incheon LNG CCGT

Business Focus

1. Direction : become "Global IPP" through expansion of local power business & overseas projects
2. Initiatives : Incheon LNG, Pohang off-gas / Vietnam Coal, Indonesia by-gas product PJT
3. Benefits : enhance sustainability and profitability by diversified power plant pipeline

- **Completion of Incheon LNG CCGT Unit 5 and 6**
  - **Investment Background**
    - To secure stable profitability with high efficiency power plant in preparation of PPA termination with KEPCO
      * PPA termination : LNG Unit 1 (Jul.'14), LNG Unit 2 (Dec.'14)
  - **Overview**
    - Construction Period : Dec. 2008 ~ Jun. 2011
    - Facility : LNG CCGT 1,149MW
    - Investment : KRW 1,020 billion
  - **Expected Benefits**
    - Become largest IPP in Korea
    - Stable cash flow to support domestic & global growth

< Efficiency Comparison >

	LNG Unit 1 to 4 (1,800MW)	LNG Unit 5 & 6 (1,149MW)
Generation Efficiency (power output/LNG input)	42%	51%
Utilization Factor (generation/capacity)	23%	83%

* Generation Efficiency (based on KPX report)
Utilization Factor (estimation in the second half)



Incheon LNG Unit 5 & 6

25

POSCO · Subsidiaries Operating Performance

POSCO

POSCO E&C

DAEWOO INTERNATIONAL

POSCO POWER

POSCO ICT

POSCO CHEMTECH

POSCO C&C

POSCO M-TECH

Operating Performance

Earnings grew due to increased order, improved tech. and cost savings

Revenue & Operating Income

(in billion won)

Op. Margin

205.8

213.8

240.6 9.6 6.4 9.0

4.7% 3.0% 3.7%

(in billion won)

New order ‘10.2Q ‘11.1Q ‘11.2Q

- Steel sector: 153.3 257.7 265.2—Green: 88.9 100.8 60.8

Revenue

- Steel sector : 134.1 148.8 178.9—Green : 71.7 65.0 61.7

New Orders

(in billion won)

Overseas Order Portion

242.2

358.5

326.0

59.0

26.9 1.5

18.1% 0.6% 7.5%

Overses Order Portion

Order Balance

‘10.2Q ‘11.1Q ‘11.2Q

868.3 1,224.3 1,309.4

Financial Structure

(in billion won)

Liability to Equity

204.4%

192.8% 171.6%

Liability

Equity

433 413 382

212 215 222

‘10.2Q ‘11.1Q ‘11.2Q

Enhance Nuclear Power Business Sector

Business Focus

1. Direction : create group synergy & foster future business through expansion
2. Initiatives : strengthen capabilities in nuclear power plant operating system (MMIS)
3. Benefits : synergy optimization in group's nuclear power business through MMIS area expansion

- **Technology secured for safety class control equipment of large nuclear reactors**
  - Korea's first and world's fourth to succeed in commercialization of nuclear power control equipment
    (provision of safety class control equipment for ShinUljin #1 and #2 nuclear power plants)
- **Participate in national research for small/mid-size nuclear reactor** (MMIS / prototype reactor in '14)
  - Expand MMIS product range : small-medium size and research reactors


[Full line-up for MMIS]
System Design
Equipment Design
Equipment Production
Commercial Nuclear Power Plant
Small/Mid-size Nuclear Power Plant
Research Nuclear Power Plant
ShinUljin #1, #2
Participating in Research PJT
[POSCO Group Nuclear Power Business Structure]
Sungjin Geotec
POSCO E&C
POSCO ICT
RIST
POSTECH
POSLAB
POSCO
POSCO SS
Daewoo Engineering
Aux. Equip-ment
Con-struction
MMIS
R&D
Material
Design

28

POSCO · Subsidiaries Operating Performance

POSCO

POSCO E&C

DAEWOO INTERNATIONAL

POSCO POWER

POSCO ICT

POSCO CHEMTECH

POSCO C&C

POSCO M-TECH

Operating Performance

KRW 32.7bn op. income achieved driven by coke sales business

Revenue & Operating Income

(in billion won)

294.6

279.6

Op. Margin

166.3

16.5 9.9%

32.7

23.4

8.4%

11.1%

‘10.2Q ‘11.1Q ‘11.2Q

Revenue by Sector ‘10.2Q ‘11.1Q ‘11.2Q

Refractory 49.7 69.1 65.6 Furnace Maintenance 27.6 32.7 32.8 Refractory Construction 22.1 14.6 9.1 Quick Lime 66.9 70.6 72.5 Cokes Business-92.6 114.6 Service Part-27.4 38.4 Sales Part-65.2 76.2

(in billion won)

Quick Lime & Refractory Sales

(in thousand ton)

Export Ratio

712

681 697 108 95

108

2.9% 2.8% 2.5%

Inventory ‘10.2Q ‘11.1Q ‘11.2Q

- Quick Lime 31.0 25.0 32.1 -Refractory 21.4 20.8 20.9

Financial Structure

(in billion won)

Liability to Equity

Liability

Equity

85.7 203.9

141.6

254.5

140.4

278.1

‘10.2Q ‘11.1Q ‘11.2Q

30 / 42

Secondary Battery Anode Material (SBAM) Production

Business Focus

1. Direction : promote new chemical business in domestic mkt. backed by solid existing business
2. Initiatives : carbon material business, WPM* project, and setting Korea's first SBAM production
3. Benefits : increased market share and import substitution

* World Premier Material: one of ten material selected by Ministry of Economy and Knowledge for penetrating global material market

[SBAM Plant Construction]

- Period : May.'11 ~ Sept.'11 (50% progress as of 1H/E)
- Location : 2nd Industry-flex, Yeon-Gi, Chung-Nam
- Size : 2.4Kt/yr, Investment KRW 19.2bn
- Plan : production and sales from 1Q.'12

- **Market growth potential**
  - Demand : SBAM for IT/Mobile, Vehicle, and etc.
  - 16Kt of domestic demand in '11, to double within 5 years (currently 100% dependent on imports)
- **Plan for establishment of Integrated production Line**
  - Produce SBAM* from by-product at cokes plant
  - * Tar, Needle Coke, Carbon Material, Graphite and etc.

< Capacity vs. World Market Demand >



(in thousand ton)
World Demand
POSCO Capacity
45
6
96
36
200
110
2012
2015
2020

< Investment Plan >

Phase	Schedule	Description	Capacity
1st	~2012	Natural Graphite Process	6Kt
2nd	~2015	Additional Process	36Kt
3rd	~2019	HI-Tech Process	110Kt

31

POSCO · Subsidiaries Operating Performance

POSCO

POSCO E&C

DAEWOO INTERNATIONAL

POSCO POWER

POSCO ICT

POSCO CHEMTECH

POSCO C&C

POSCO M-TECH

Operating Performance

Improved earnings as product price & nonferrous metal sales increased

Revenue & Operating Income (in billion won)

260.8 • Product Price ‘10.2Q ‘11.1Q ‘11.2Q

239.1

228.2 Domestic(KRW/T) : 1,238 1,310 1,352

Export (U$/T) : 1,045 971 1,154

17.2

Op.

Margin 4.9 * Exchangerate(KRW/$) 1,172 1,119 1,082

6.6% -9.6 2.1% (in thousand ton)

‘10.2Q ‘11.1Q ‘11.2Q-Nonferrous prod.sales : 3.5 1.7 2.5

-4.2% *Op. Margin (%) : 18.2 8.2 9.7

Production & Sales (in thousand ton) Financial Structure (in billion won)

212 111.9% 110.1%

209 199 99.4%

185 178 179 Liability to

Equity

Export Liability 263.7 270.7 270.9

Ratio 45.3% 46.8% 40.2%

Equity 265.2 241.9 246.1

‘10.2Q ‘11.1Q ‘11.2Q

Inventory 33 47 48 ‘10.2Q ‘11.1Q ‘11.2Q

33 / 42

Introduction of MCCL Continuous Line

Business Focus

1. Direction: world's best surface treatment company with support of strong carbon steel business
2. Initiatives : world's first continuous processing line with high productivity/cost advantage
3. Benefits : secured future growth engine & become green energy component material producer

※ MCCL(Metal Copper Clad Laminate)
Copper clad laminate metal with superior heat dissipation and high thermal durability (used for LED TV BLU, LED Lighting)

Market Outlook

- LED package market to grow from U$7bn in 2009 to U$16.5bn in 2013 (+26%/yr)
- Key growth area : LED BLU, LED lighting

Business Progress

- May.'11 : pre-marketing with Hot-Press Line for early market penetration
- Jun.'11 : site selection & facility design
- Jul.'11 : joint development for new eco-glue (MOU signed with 3M)
- Aug.'11 : groundbreaking

[MCCL Continuous Line]


Insulating layer
Coating
Heat curing
Copper Foil
Laminate
Base Metal (Coil)
Cut (Sheet)

[Comparison of productivity]

(Al 1.5t)

- An Increase productivity by 4 times

	Hot Press	In-Line
productivity	14K sheet/day (15Ton)	69K sheet/day (72Ton)

34

POSCO · Subsidiaries Operating Performance

POSCO

POSCO E&C

DAEWOO INTERNATIONAL

POSCO POWER

POSCO ICT

POSCO CHEMTECH

POSCO C&C

POSCO M-TECH

Operating Performance

Op. income grew due to low cost raw material & improved recovery rate

Revenue & Operating Income (in billion won)

(in billion won) • Revenue by Sector ‘10.2Q ‘11.1Q ‘11.2Q

138.5 132.7 125.7 Al Deoxidizer 20.3 22.0 25.2

Mo & Alloys 77.1 72.6 61.2

Mo($/lb) (15.6) (17.3) (16.7)

3.9 Packaging Biz 32.2 36.8 36.9

3.7 Engineering 8.9 1.3 2.4

Op. 2.9

Margin 3.1% • Low price raw material usage

2.7% 2.2%

‘10.2Q ‘11.1Q ‘11.2Q Telic, UBC (%) 60 66 80

Demand for Adjunct Raw Materials (ton) Financial Structure (in billion won)

235.7%

Liability to

9,037 Equity 81.1% 79.9%

8,468

8,192 123.1 123.7

162.6

Aluminum Liability

Deoxidizer 151.7 154.7

Equity 69.0

‘10.2Q ‘11.1Q ‘11.2Q ‘10.2Q ‘11.1Q ‘11.2Q

Strengthen Advanced Materials via Resources Recycling

Business Focus

1. Direction : lead advanced mat'l industry with support of competitive packaging business
2. Initiatives : expand value chain in resources recycling through acquisition of Reco Metal
3. Benefits : increased profitability with rare metal business and efficient use of resource

Revenue Growth and Outlook

- Revenue in '11.1H : KRW 20.3bn ('10.1H : KRW 3.1bn)
- Expect rapid increase in revenue : High growth potential in rare metal mkt. & stable captive market

< Rare Metal Market Size >



KRW 33 tn
2.8
2010
2020

Enhance Profitability through Value Chain

Process	Collection →	Selection →	Separation →	Hydrometallurgy →	Purification
Company	Reco Metal			9 Digit	
Outline	· Acquired 88.6% equity (Apr.'11) - License ownership for waste processing (9 types of license Including electric waste)			· Acquired 86.49% equity (Apr.'10) - Owns rare metal purifying technology (Indium, Gallium, Cobalt, Platinum, etc.)	

- Additional synergy expected through utilization of POSCO's global SCM network

37

POSCO · Subsidiaries Growth Direction

Consolidated Operating Performance

POSCO · Subsidiaries Operating Performance

2011 Business Environment Outlook

Steel Market Outlook

Steel Market : gradual recovery expected after bottoming out in 3rd quarter

World : turn strong due to rising auto production in China, Japan & inventory drop in U.S, E.U

Korea : solid auto, shipbuilding industry to continue & imports and inventory to drop after summer

Raw Material : high price to continue in 2nd half after recent slight adjustment

Iron Ore: tight supply keeps prices high though global steel production increased

Coal: delayed recovery from flood in Australia and BMA strike limit price drop

[ Global Steel Supply / Demand ] [ Raw Material Spot Price ]

(in million ton) (US$/MT)

1,540

+8.6% 331 336 330 329 Coal

1,418 300 311 306

1,230 +5.6%

Supply 215

1,466 189 Iron Ore

1,388 200 181 168 175

164 162 168

1,219

Demand 147

‘09 ‘10 ‘11(F) ‘10 ‘11.1 2 3 4 5 6 7

* Source : Worldsteel, MEPS * Platts

39/ 42

Non-Steel Market Outlook

- **Construction** : rising order in domestic public sector / increase from Mid-East plant sector
  - Public Sector Order: (1H) KRW 15.1tn → (2H) 18.0 - Overseas Order : (1H) U$24.9bn → (2H) 371
- **Trading** : exports remain strong into 2H, but uncertainty exists in global economy slowdown
  - Export Volume Growth (YoY) : (1H) 24.2% → (2H) 12.4%
- **Energy** : demand for electrical power to rise in 2H, LNG price to turn strong
  - Maximum power demand : (1H)73.13mn kw → (2H)75.91 - LNG price : (1H)KRW 853K/T → (2H)918K
- **ICT** : continued solid growth in domestic IT service market
  - Market size continue to grow in IT consolidation business (Smart Grid, Cloud Computing, etc)


[Domestic Construction Investment]
Investment (in trillion won)
Building, etc.
28
41
39
45
17
23
23
24
`11.1Q
2Q
3Q
4Q

* POSRI


[IT Service Market Size]
(in trillion won)
7.4
10.7
7.9
10.73
+35.8%
'10.1H
2H
'11.1H
2H

40/ 42

2011 Business Target

Production & Sales Target Increased with operation of new facilities and continued full production

Revenue

POSCO Revenue

Crude Steel Production

Finished Product Sales

Investments

POSCO Investments

2010 2011

(in trillion KRW) 47.9 66.4

(“) 32.6 39.9

(in million ton) 33.7 37.1

(“) 31.5 34.7

(in trillion KRW) 11.2 9.7

(“) 9.4 7.3

The data above represents the company’s internal objectives, thus, should not be used as a basis for investment decisions.

41 / 42

Q&A